                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K

 Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
                   For the fiscal year ended December 31, 2005

                         Commission file number 33-14058

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          Michael Baker Corporation Employee Stock Ownership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

          Michael Baker Corporation
          Airside Business Park
          100 Airside Drive
          Moon Township, PA 15108

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
Financial Statements and Additional Information
December 31, 2005 and 2004

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

CONTENTS

DECEMBER 31, 2005 AND 2004

                                                                         Page(s)
                                                                         -------
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS                    1-2

FINANCIAL STATEMENTS

   Statements of Net Assets Available for Benefits                             3

   Statements of Changes in Net Assets Available for Benefits                  4

   Notes to Financial Statements                                          5 - 10

SUPPLEMENTARY FINANCIAL INFORMATION

   Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)      11 - 12

   Schedule H, Line 4(j) - Schedule of Reportable Transactions                13

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Employee Stock Ownership Plan and Trust Committee
Michael Baker Corporation
Moon Township, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Michael Baker Corporation Employee Stock Ownership Plan (the "Plan") as of December 31, 2005, and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2005, and (2) reportable transactions for the year ended December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP
-------------------------
Pittsburgh, Pennsylvania
June 24, 2006

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



The Employee Stock Ownership Plan and Trust Committee
Michael Baker Corporation
Moon Township, Pennsylvania


We have audited the accompanying statement of net assets available for benefits of the Michael Baker Corporation Employee Stock Ownership Plan as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2004, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/  Schneider Downs & Co., Inc.
--------------------------------
Pittsburgh, Pennsylvania
June 2, 2005

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                   AS OF DECEMBER 31,
                                                              ---------------------------
                                                                  2005           2004
                                                              ------------   ------------
ASSETS
INVESTMENTS, AT FAIR VALUE
   Investments in common stock of Michael Baker Corporation   $ 43,461,822   $ 43,583,027
   Investments in mutual funds                                 147,966,048    114,343,669
   Participant loans (market value approximates cost)            2,217,065      1,934,779
                                                              ------------   ------------
      Total investments                                        193,644,935    159,861,475

RECEIVABLES, AT FAIR VALUE
   Employer contributions                                               --      1,499,996
   Participant contributions                                            --          4,543
                                                              ------------   ------------
      Total receivables                                                 --      1,504,539
                                                              ------------   ------------
      Total assets                                             193,644,935    161,366,014
                                                              ------------   ------------
LIABILITIES
ACCOUNTS PAYABLE
   Excess contributions                                                 --        192,336
                                                              ------------   ------------
   Total liabilities                                                    --        192,336
                                                              ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS                             $193,644,935   $161,173,678
                                                              ============   ============

The accompanying Notes are an integral part of the Financial Statements.

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                 FOR THE YEARS ENDED
                                                                     DECEMBER 31,
                                                             ---------------------------
                                                                 2005           2004
                                                             ------------   ------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO
Investment Income
   Interest and dividends                                    $  4,696,239   $  1,834,386
   Net appreciation in fair value of investments               21,738,474     31,371,066
                                                             ------------   ------------
      Total investment income                                  26,434,713     33,205,452
                                                             ------------   ------------
Participant contributions                                      13,921,606     12,370,170
Employer contributions                                          4,837,332      6,036,138
                                                             ------------   ------------
      Total contributions                                      18,758,938     18,406,308
                                                             ------------   ------------
      Total additions                                          45,193,651     51,611,760
                                                             ------------   ------------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Participant withdrawals                                        12,703,015     12,905,213
Administrative fees                                                19,379          8,870
                                                             ------------   ------------
      Total deductions                                         12,722,394     12,914,083
                                                             ------------   ------------
      Net increase in net assets                               32,471,257     38,697,677
      Net assets available for benefits, beginning of year    161,173,678    122,476,001
                                                             ------------   ------------
      NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR         $193,644,935   $161,173,678
                                                             ============   ============

The accompanying Notes are an integral part of the Financial Statements.

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

1.   DESCRIPTION OF THE PLAN

     GENERAL

     The following description of the Michael Baker Corporation Employee Stock Ownership Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

     The Plan is a defined contribution plan that provides all eligible employees of Michael Baker Corporation ("the Company") with an opportunity to accumulate additional retirement benefits as well as invest in the Company's stock. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Effective January 1, 2004, part-time and temporary employees were required to work 1,000 hours before becoming eligible to join the plan.

     The Company changed its Plan provider to Fidelity Institutional Retirement Services Company from Putnam Investments, Inc. ("Putnam"), effective January 1, 2005. No changes in contributions, vesting, distributions, participant loans or forfeitures related to the Plan document have occurred; however, investment options have changed from those offered by Putnam.

     PARTICIPANT ACCOUNTS

     Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and (b) Plan earnings or losses, and charged with an allocation of certain administrative fees. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     CONTRIBUTIONS

     Participants contribute to the Plan through a Section 401(k) Employee Salary Redirection Election. During 2005 and 2004, participants were able to choose to contribute up to the lower of 75 percent of their salaries (including commissions and overtime) or the annual limitation established by the Internal Revenue Service ("IRS"). The maximum amount of a participant's salary, which may be eligible for withholding for any Plan year, could not exceed $210,000 in 2005 or $205,000 in 2004. The Plan also allows participants to roll over funds from a previous employer's tax-qualified plan or tax-qualified individual retirement account. All employees who are eligible to make deferred contributions under this Plan and who have attained age 50 before the close of the plan year shall be eligible to make catch-up contributions in accordance with and subject to the limitation established by the IRS.

     COMPANY MATCHING CONTRIBUTIONS

     In 2005 and 2004, under provisions of the Plan, the Company made matching contributions to the participants' accounts in the amount of 100 percent of the first 3 percent of eligible salary and 50 percent on the next 3 percent of eligible salary (including commissions but excluding overtime, except for Energy employees regularly scheduled to work over 40 hours per week, who are matched on overtime up to a maximum of 84 hours per two week pay period) contributed by each participant except for the Company's Energy employees, which the Company made matching contributions of 50 percent on the first 6 percent of eligible salary. The Company is not required to match contribution amounts over the 5 percent limit.

     The Company's matching contributions were invested in not less than 25 percent of the Company's common stock in 2005 and 2004, with the remaining 75 percent invested in accordance with the participant's investment elections for participant contributions.

     The Company's Board of Directors is authorized to make additional discretionary contributions to the Plan from time to time. No discretionary contributions were made in 2004, however, a $1.5 million discretionary contribution related to the 2004 plan year was approved by the Board of Directors and allocated to non-highly compensated participants' accounts during the first quarter of 2005.

     VESTING

     Participants are vested immediately in their contributions plus actual earnings thereon. All amounts in the participants' Plan accounts that are attributable to the transfer of funds from a previously terminated retirement plan, the rollover from a previous employer's tax-qualified plan, and participant contributions are 100 percent vested and nonforfeitable at all times.

     All of the Company's matching and discretionary contributions will become 100 percent vested upon attainment of three years of service with the Company or earlier, upon attainment of normal retirement date, disability or death. If a participant ceases employment with the Company before attaining a vested interest in the Company's contributions, he or she will forfeit those contributions and those contributions will be used to reduce the Company's future matching contributions. Forfeitures of the Company's discretionary contributions by employees ceasing employment with the Company before attaining a vested interest are reallocated to the remaining participants.

     DISTRIBUTIONS

     The Plan provides for distribution of benefits upon retirement, total and permanent disability, death, or termination of employment for any other reason. The amount of distributions that a participant, or his or her beneficiary is entitled to, is based on the vesting requirements discussed above. All distributions will be made in the form of a single, lump-sum distribution or in substantially equal annual installments over a period not exceeding five years. For participant accounts invested in the Company's common stock, distributions may be made in cash and/or shares of common stock, at the discretion of the participant. As a one-time option, participants may apply in writing to the administrator for a withdrawal of up to 50 percent of their vested account balance for certain limited situations qualifying as financial hardships under IRS guidelines in effect at the time of the withdrawal.

     PARTICIPANT LOANS

     A participant may borrow money from the portion of his or her account attributable to his or her own 401(k) plan contributions. The participant is allowed one outstanding loan that may be obtained for any reason. Loan amounts shall not exceed the lesser of: (a) 50 percent of the participant's vested account balance, including rollovers, (b) $50,000 adjusted for pre-existing loans, or (c) such amount as may be determined by the Plan administrator. All loans will be drawn against the participant's account among the respective investment options as directed, and are secured by the assets within the participant's accounts. Interest rates on outstanding notes receivable ranged from 5.00 percent to 10.50 percent at December 31, 2005. Principal and interest payments are paid ratably and are generally repaid by payroll deduction.

     SPECIAL PROVISIONS FOR QUALIFIED KATRINA PARTICIPANTS

     The Internal Revenue Service (IRS) released legislation in September 2005, allowing plan sponsors to make distributions or loans to "qualified hurricane participants" affected by Hurricane Katrina. The Plan adopted the provisions of IRS Announcement 2005-70 and the Katrina Emergency Tax Relief Act of 2005. The Plan Document was amended to include all the details of the provisions.

     FORFEITED ACCOUNTS

     At December 31, 2005 and 2004, forfeited non-vested accounts totaled $8,235 and $72,135, respectively. Forfeited non-vested account balances are used to reduce future employer matching contributions. Also in 2005 and 2004, employer contributions were reduced by $716,463 and $471,410, respectively, as a result of forfeited non-vested accounts.

     COMMON STOCK

     The Plan enables participating employees to acquire an equity interest in the Company; as such, contributions to the Plan can be invested in the Company's common stock. The Plan's investment in the Company's common stock comprised 1,701,050 shares (cost of $15,385,782) and 2,223,624 shares (cost of $18,164,444) at December 31, 2005 and 2004, respectively. Participants have the ability to divest themselves of the Company's common stock after they are vested.

     INVESTMENT OPTIONS

     Each participant may direct Fidelity to invest certain portions of his or her account in investment funds. Investment funds available to participants are the Michael Baker Common Stock Fund (invests in common stock of the Company), the Fidelity Retirement Money Market Portfolio (primarily invests in U.S. dollar-denominated money market securities and repurchase agreements for those securities), the Managed Income Portfolio (invests in investment contracts issued by insurance companies and other financial institutions, and in fixed income securities as further described in the prospectus), PIMCO Total Return Fund - Institutional class (invests in all types of bonds, including U.S. government, corporate, mortgage and foreign), Dodge & Cox Balanced Fund (invests in a diversified mix of common and preferred stocks and investment-grade bonds, generally rated in the top four ratings categories), T. Rowe Price Equity Income Fund (invests in at least 65% of the fund's total assets in dividend-paying common stocks, particularly of established companies, with favorable prospects for both increasing dividends and capital appreciation), Fidelity Contrafund (invests primarily in common stocks), Spartan U.S. Equity Index Fund (invests in at least 80% of its assets in common stocks included in the S&P 500 Index, which broadly represents the performance of common stocks publicly traded in the U.S.), Fidelity Growth Company Fund (invests primarily in common stocks), American Funds Growth Fund of America - Class R5 (invests in a diversified portfolio consisting primarily of common stocks), Franklin Small-Mid Cap Growth Fund - Advisor Class (under normal market conditions the fund will, invest at least 80% of its total asset in the equity securities of U.S. small capitalization companies and in the equity securities of U.S. mid capitalization companies), Loomis Sayles Small Cap Value Fund - Institutional Class (seeks to achieve its objective by emphasizing both undervalued securities and securities of companies with significant growth potential), American Funds New Perspective Fund - Class R5 (invests primarily in stocks of established companies located all over the world, including the United States), Fidelity International Discovery Fund (normally invests primarily in foreign securities), Fidelity Freedom Funds (Each freedom fund invests in a diversified portfolio of well-established Fidelity stock, bond, and money market mutual funds. Fidelity Freedom Fund 2040, with the longest time horizon, invests primarily in stock mutual funds to take advantage of potentially greater growth opportunities. The asset mix of each Freedom Fund with a target date (Freedom, 2000, 2010, 2020, 2030, and 2040) will gradually become more conservative over time so investors can stay with the same fund before and during retirement. After reaching the target retirement date, these Freedom Funds continue to be managed more conservatively for five to ten more years until their asset mix is approximately the same as Freedom Income Fund).

     PLAN ADMINISTRATION AND FEES

     The Company provides certain administrative and accounting services to the Plan at no cost. In addition, the Company pays the cost of services provided to the Plan by Fidelity, legal counsel and independent accountants. Certain reasonable distribution processing fees charged by Fidelity are deducted from the respective participant account balances.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     Fidelity performs the recordkeeping function for the Plan and the records are maintained on a cash basis. The financial statements included herein include all adjustments to reflect the financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

     INVESTMENTS

     Investments are stated at fair value based upon quoted market values. Purchases and sales of securities are recorded on a trade-date basis. The investment in the Company's common stock is stated at publicly-traded closing market values as of December 31, 2005 and 2004. As of December 31, 2005 and 2004, the Plan's assets comprised approximately 22 percent and 27 percent, respectively, of the Company's shares of common stock; therefore, such valuation might be subject to significant fluctuation in the event of a substantial liquidation of such holdings by the Plan.

     The difference between the cost and current market value of investments purchased since the beginning of the period and the increase in such stated market value of investments held at the beginning of the period is included in the caption, "Net appreciation in fair value of investments" in the Statements of Changes in Net Assets Available for Benefits.

     CONTRIBUTIONS

     Employee and employer contributions are recorded in the period during which the Company makes payroll deductions from Plan participants' earnings. Discretionary contributions are accrued in the period they are earned.

     DISTRIBUTIONS

     Distributions to participants are recorded when paid.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that may affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     CONCENTRATION OF RISK

     Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with these investments and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

3.   INVESTMENTS

     The following presents the fair value of investments that represent 5 percent or more of the Plan's net assets at December 31, 2005 and 2004 respectively:

                                                  2005                   2004
                                              -----------            -----------
Michael Baker Corporation Common Stock*       $43,461,822            $43,583,027
Fidelity Contrafund                           $18,598,235                     --
Fidelity Growth Company Fund                  $18,178,498                     --
Fidelity International Discovery Fund         $17,023,830                     --
American Funds Growth of America - Class R5   $16,605,072                     --
Dodge & Cox Balanced                          $14,064,839                     --
PIMCO Total Return - Institutional Class      $10,887,404
Putnam New Opportunities Fund                 $        --            $16,178,453
Putnam Voyager Fund                           $        --            $13,994,532
MFS Massachusetts Investors Trust             $        --            $12,920,260
Putnam International Equity Fund              $        --            $11,685,137
American Balanced Fund                        $        --            $ 9,683,298
PIMCO Total Return Fund                       $        --            $ 9,071,321

*    Includes non-participant directed investments

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $21,738,474 and $31,371,066 during 2005 and 2004, respectively.

                       2005          2004
                   -----------   -----------
Mutual funds       $10,057,261   $ 8,225,627
Common stock        11,681,213    23,145,439
                   -----------   -----------
Net appreciation   $21,738,474   $31,371,066
                   ===========   ===========

4.   NON-PARTICIPANT DIRECTED INVESTMENTS

     Information about the net assets and the significant components of the changes in net assets relating to investments having non-participant directed components is as follows:

                                                                2005          2004
                                                            -----------   ------------
NET ASSETS:
   Common stock                                             $43,461,822   $ 43,583,027
                                                            -----------   ------------
                                                            $43,461,822   $ 43,583,027
                                                            ===========   ============

NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2004                 $ 43,583,027
Changes in net assets:
   Contributions                                                             2,243,447
   Interest and dividends                                                       29,278
   Net appreciation in fair value of investment                             11,681,213
   Benefits paid to participants                                            (2,638,325)
   Transfers to participant-directed investments                           (11,420,220)
   Fees                                                                        (16,598)
                                                                          ------------
NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2005                 $ 43,461,822
                                                                          ============

5.   TAX STATUS

     The Internal Revenue Service determined and informed the Company by a letter dated October 30, 2003, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.

6.   PLAN TERMINATION

     Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7.   RELATED PARTY TRANSACTIONS

     Certain investments of the Plan are mutual funds managed by Fidelity. These transactions qualify as party-in-interest transactions.

     One of the investment fund options available to employees contains the Company's stock. As a result, transactions related to this investment fund qualify as party-in-interest transactions (Note 1).

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
EIN# 25-0927646
SCHEDULE H, LINE 4(I) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005                                                     SCHEDULE I

                                                                                COST         CURRENT
IDENTITY OF ISSUER                       DESCRIPTION OF INVESTMENT          OF ASSET***       VALUE
------------------               ----------------------------------------   -----------   ------------
Michael Baker Corporation*       Michael Baker Corporation
                                 Common Stock**                             $15,385,782   $ 43,461,822

Fidelity Investments*            Fidelity Contrafund                                      $ 18,598,235

Fidelity Investments*            Fidelity Growth Company                                  $ 18,178,498

Fidelity Investments*            Fidelity International Discovery                         $ 17,023,830

American Funds                   American Funds Growth of America -
                                 Class R5                                                 $ 16,605,072

Dodge & Cox                      Dodge & Cox Balanced Fund                                $ 14,064,839

PIMCO Funds Distributors LLC     PIMCO Total Return Fund -
                                 Institutional Class                                      $ 10,887,404

Franklin Templeton Investments   Franklin Small Mid-Cap Growth Fund -
                                 Advisor Class                                            $  8,510,912

Fidelity Investments*            Fidelity Retirement Money Market                         $  7,792,965

T. Rowe Price                    T. Rowe Price Equity Income                              $  7,328,892

Loomis Sayles                    Loomis Sayles Small Cap Value Fund                       $  6,993,924

American Funds                   American Funds New Perspective - Class
                                 R5                                                       $  6,421,604

Spartan                          Spartan U.S. Equity Index Fund                           $  5,325,954

Fidelity Investments*            Fidelity Freedom Fund 2040                               $  1,631,663

Fidelity Investments*            Fidelity Freedom Fund 2025                               $  1,627,286

Fidelity Investments*            Fidelity Freedom Fund 2020                               $  1,468,307

Fidelity Investments*            Fidelity Freedom Fund 2030                               $  1,331,570

Fidelity Investments*            Fidelity Freedom Fund 2035                               $  1,215,637

Fidelity Investments*            Fidelity Freedom Fund 2015                               $  1,138,753

Fidelity Investments*            Fidelity Freedom Fund 2010                               $    952,211

Fidelity Investments*            Fidelity Managed Income Portfolio                        $    462,874

(Continued)
MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
EIN# 25-0927646
SCHEDULE H, LINE 4(I) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005                                                     SCHEDULE I

                                                                                COST         CURRENT
IDENTITY OF ISSUER                       DESCRIPTION OF INVESTMENT            OF ASSET        VALUE
------------------               ----------------------------------------   -----------   ------------
Fidelity Investments*            Fidelity Freedom Fund 2005                               $    301,246

Fidelity Investments*            Fidelity Freedom Income Fund                             $     57,013

Fidelity Investments*            Fidelity Freedom Fund 2000                               $     47,359

Fidelity Loans*                                                                           $  2,217,065
                                                                                          ------------
                                                                                          $193,644,935
                                                                                          ============

*    Party-in-interest

**   Includes non-participant directed investments

***  Disclosure of cost not required for participant directed investments

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
EIN #25-0927646
SCHEDULE H, LINE 4(J) - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2005                                 SCHEDULE II

                         DESCRIPTION OF      NUMBER OF
PARTY INVOLVED                ASSET        TRANSACTIONS  PURCHASE PRICE  SELLING PRICE  NET GAIN/(LOSS)
--------------         ------------------  ------------  --------------  -------------  ---------------
Fidelity Investments*  Fidelity
                       Retirement Money
                       Market*                  192        $2,828,308

Fidelity Investments*  Michael Baker
                       Corporation Common
                       Stock**                  230        $3,596,901      $9,692,132      $6,095,231

*    Party-in-interest

**   Includes non-participant directed investments

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Senior Vice President, Corporate Controller and Treasurer of Michael Baker Corporation, the plan sponsor, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                        MICHAEL BAKER CORPORATION
                                        EMPLOYEE STOCK OWNERSHIP PLAN


Date: June 28, 2006                     By: /s/ Craig O. Stuver
                                            ------------------------------------
                                            Craig O. Stuver
                                            Senior Vice President, Corporate
                                            Controller and Treasurer of
                                            Michael Baker Corporation, the
                                            Plan Sponsor